Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

July 5, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Sonia Gupta Barros, Esq.

Re:	American Realty Capital Properties, Inc.
Amendment No. 4 to Form S-11
Filed June 13, 2011
File No. 333-172205

Dear Ms. Barros:

On behalf of our client, American Realty Capital Properties, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated June 20, 2011 (the “Comment Letter”), with respect to Amendment No. 4 to the Registration Statement on Form S-11 filed by the Company with the Commission on June 13, 2011 (No. 333-172205) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 5 to the Registration Statement (“Amendment No. 5”).  Amendment No. 5 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter  have the meanings given to such terms in Amendment No. 5.

General

1.	We note your response to comment 1 of our letter dated June 9, 2011. Our review of that response is still pending with our Division of Trading and Markets. We may have additional comments.

We advise the Staff that the call option has been removed as a feature of this offering and, accordingly, this comment should no longer be applicable.

2.
We note that the call option feature will enable Ladenburg Thalman & Co. Inc., to purchase 15% of the shares sold in the offering within 45 days after the closing of the offering, Please provide a detailed legal analysis as to why this feature should not be considered a delayed offering under Rule 415 of the Securities Act.

We advise the Staff that the call option has been removed as a feature of this offering and, accordingly, this comment should no longer be applicable.

Dilution, page 66

3.
We note your revisions to your filing.  The amounts for the pro forma tangible net book value per share of $6.71 and $8.34 in your narrative discussion are not consistent with the amounts in your table.  Please revise or advise.

We advise the Staff that the amounts for the pro forma tangible net book value per share have been revised to be consistent in the table and the narrative discussion.

Selected Financial Data, page 71

4.
We note your response to our prior comment eight and your revisions to your filing.  We continue to note that certain amounts in ‘Cash’ and ‘Additional paid in capital’ do not agree to your pro forma balance sheets.  Please advise or revise.

We advise the Staff that the amounts referenced have been revised to reflect the pro forma balance sheet.

5.	We note your revisions to your filing. It does not appear that your pro forma balance sheet for the minimum offering as of March 31, 2011 is clerically accurate. Please advise or revise.

We advise the Staff that the pro forma balance sheet for the minimum offering as of March 31, 2011 has been revised to be clerically accurate.

Management, page 115

Executive and Director Compensation, page 121

Compensation of Directors, page 121

6.
We note your revised disclosure on page 120 indicates that you may pay your executive directors compensation.  In this section, however, you state that your executive directors will not receive compensation.  Please revise to address this discrepancy.  If you will pay your executive directors compensation, please revise your disclosure in this section and clarify the circumstances under which your executive directors will receive compensation.

We advise the Staff that the disclosure has been revised to clarify that compensation will not be paid to executive directors.

Limitation of Liability and Indemnification, page 125

7.
We note your revised disclosure that you are not required to make a preliminary determination as to whether an officer or director will ultimately be entitled to indemnification.  Please reconcile this with your undertaking in paragraph (h) of Item 37.

We advise the Staff that the disclosure has been revised to account for the requirement provided in our undertaking in paragraph (h) of Item 37.

Description of Stock, page 151

Manager’s Stock, page 151

8.
We note that, after the triggering event, investors will not receive dividends until holders of the manager’s stock have received dividends in an amount per share equal to previously declared dividends.  Please add a risk factor to address this risk.

We advise the Staff that we have added a risk factor to address this risk.

Exhibits

9.	We note your response to comment 14 of our letter dated June 9, 2011. We will continue to monitor for your response to comment 44 of our letter dated April 14, 2011.

We advise the Staff that the final legal opinions have been filed with Amendment No. 5.

Response to Telephonic Comment

In response to the Staff’s telephonic comment regarding whether or not we should include a REIT qualification risk factor relating to the Manager's Stock, we have made a small revision to the terms of the Manager's Stock so that, separate from the deferral feature on its distributions, it will pay concurrent distributions equal to 1% of cash dividends paid on common stock.  As a result of the revisions, neither we nor the Company believe that such a risk exists.  Accordingly, a risk factor relating to this has not been added to the prospectus.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3735.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ Steven L. Lichtenfeld
Steven L. Lichtenfeld, Esq.